Gold Royalty Corp.

1188 West Georgia Street, Suite 1830
Vancouver, BC, Canada V6E 4A2

July 10, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street N.E.

Washington, D.C. 20549

Attention: Claudia Rios

Re:	Gold Royalty Corp.
Registration Statement on Form F-3, as amended (the “Registration Statement”)
Initially filed on June 26, 2024, as amended on July 8, 2024
File No. 333-280507

Ladies and Gentlemen:

Pursuant to Rules 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Gold Royalty Corp. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement be accelerated by the Securities and Exchange Commission to 4:30 p.m., Eastern Time on July 12, 2024, or as soon thereafter as practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to the Company’s counsel, Haynes and Boone, LLP, by calling Alla Digilova at (212) 659-4993, and that such effectiveness also be confirmed in writing.

Gold Royalty Corp.

By:	/s/ Andrew Gubbels
Andrew Gubbels
Chief Financial Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Alla Digilova, Esq., Haynes and Boone, LLP